UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gracell Biotechnologies Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

38406L103
(CUSIP Number)

October 17, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38406L103	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,944,317
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,944,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,944,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON HC

*	This percentage calculation is based on 479,555,139 Ordinary Shares outstanding, according to the Issuer's Form 6-K, Exhibit 99.1 and Exhibit 99.2 filed on August 14, 2023.

CUSIP No. 38406L103	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,944,317
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,944,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,944,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON HC

*	This percentage calculation is based on 479,555,139 Ordinary Shares outstanding, according to the Issuer's Form 6-K, Exhibit 99.1 and Exhibit 99.2 filed on August 14, 2023.

CUSIP No. 38406L103	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,944,317
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,944,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,944,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON HC

*	This percentage calculation is based on 479,555,139 Ordinary Shares outstanding, according to the Issuer's Form 6-K, Exhibit 99.1 and Exhibit 99.2 filed on August 14, 2023.

CUSIP No. 38406L103	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON TLS Beta Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,944,317
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,944,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,944,317
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON CO

*	This percentage calculation is based on 479,555,139 Ordinary Shares outstanding, according to the Issuer's Form 6-K, Exhibit 99.1 and Exhibit 99.2 filed on August 14, 2023.

CUSIP No. 38406L103	SCHEDULE 13G	Page 6 of 9

ITEM 1

(a)	Name of Issuer

Gracell Biotechnologies Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Building 12, Block B, Phase II
Biobay Industrial Park, 218 Sangtian St., Suzhou Industrial Park
People's Republic of China

ITEM 2

(a)	Names of Persons Filing

(i) Temasek Holdings (Private) Limited (“Temasek”)

(ii) Fullerton Management Pte Ltd (“FMPL”)

(iii) Temasek Life Sciences Private Limited (“TLS”)

(iv) TLS Beta Pte. Ltd. (“TLS Beta” and, together with Temasek, FMPL and TLS, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

Each of the Reporting Persons:

60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(c)	Citizenship

Each of the Reporting Persons: Singapore

(d)	Title of Class of Securities

Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP Number

38406L103. This CUSIP number applies to the American depositary shares, each representing five Ordinary Shares of the Issuer.

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4	Ownership

Ownership information with respect to Temasek, FMPL, TLS and TLS Beta is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

TLS Beta has the power to vote and the power to dispose of 47,944,317 Ordinary Shares held directly by it. TLS Beta is a wholly owned subsidiary of TLS, which in turn is a wholly owned subsidiary of FMPL, which in turn is a wholly owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the Ordinary Shares directly owned by TLS Beta.

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Ordinary Shares, please see the preceding paragraph regarding qualifications as to beneficial ownership.

CUSIP No. 38406L103	SCHEDULE 13G	Page 7 of 9

ITEM 5	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8	Identification and Classification of Members of the Group

Not applicable.

ITEM 9	Notice of Dissolution of Group

Not applicable.

ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 38406L103	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2023

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
Name:	Jason Norman Lee
Title:	Authorised Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Gregory Tan
Name:	Gregory Tan
Title:	Director

TEMASEK LIFE SCIENCES PRIVATE LIMITED

By:	/s/ Lim Siew Lee Sherlyn
Name:	Lim Siew Lee Sherlyn
Title:	Director

TLS BETA PTE. LTD.

By:	/s/ Yap Zhi Liang
Name:	Yap Zhi Liang
Title:	Director

CUSIP No. 38406L103	SCHEDULE 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference herein from the Schedule 13G filed by the Reporting Persons on January 15, 2021)